

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Via E-mail
Itzhak Ostashinsky
Chief Executive Officer
Crowd 4 Seeds, Inc.
24 Tcharnihovsky St.
Kfar Saba, Israel, 44150

> **Re:  Crowd 4 Seeds, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 16, 2015**
> **File No. 333-202970**

Dear Mr. Ostashinsky:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our June 8, 2015 letter.

General

1.  We note your response to comment 2 of our letter dated June 8, 2015 and we reissue in part our prior comment.  As you note in your response, resale of securities initially issued by a shell company can be resold through a resale registration statement. However, we note that the company currently appears to be a shell company and individuals who receive shares from a shell company are considered underwriters in connection with any resale of those shares; thus, the selling shareholders must be identified as underwriters in the prospectus and the offering must be conducted at a fixed price for the duration of the offering.  Please revise accordingly the related disclosures.

Risk Factors

Crowd 4 Seeds is and will continue to be completely dependent on the services of our president and chief executive officer, Itzhak Ostashinsky … page 6

2.      Please revise or include a separate risk factor to discuss the risk to the company if Mr. Ostahinsky sells in this offering all of the shares he holds.

The Offering, page 16

3.      We note that Mr. Itzhak Ostashinsky, president and director, holds 8,250,000 shares of the company's common stock and is offering all of these shares for resale in this registration statement.  We also note that Mr. Ostashinsky will attempt to sell 5,000,000 shares in the self underwritten offering by the company.  Please advise how Mr. Ostahinsky will determine whether to sell the shares he holds or the shares for the company to potential purchasers.

Description of Business

Company Overview, 23

4.      We note your response to comment 6 of our letter dated June 8, 2015.  Please discuss how the company will comply with Section 5 of the Securities Act when presenting the securities offerings by the startups on the company's website.

Principal Shareholders, page 129

5.      Please revise the table to discuss Mr. Itzhak Ostashinsky's ownership if he sells all of the shares he holds in this offering.

Financial Statements

6.      Please update your financial statements as of a date not more than 134 days prior to the date of effectiveness.

Exhibit 23.1

7.      Please include a consent from your auditors in your next amendment.

Itzhak Ostashinsky
Crowd 4 Seeds, Inc.
July 8, 2015
Page 3

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding the financial statements and related matters.  Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief